U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

         [ ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K
         [X] Form 10-Q or Form 10-QSB [ ] Form N-SAR

                  For Period Ended:  March 31, 1997

                  [ ] Transition Report on Form 10-K or Form-KSB
                  [ ] Transition Report  on Form  20-F
                  [ ] Transition Report of Form 11-K
                  [ ] Transition Report on Form 10-Q or Form 10-QSB
                  [ ]  Transition Report on Form N-SAR

                  For the Transition Period Ended: ___________________

         Read attached Instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



 PART 1 - Registrant Information

         Full name of Registrant:           SOURCE SCIENTIFIC, INC.

         Former Name if applicable:

         Address of Principal Executive
          Office (Street and Number)
                                            7390 Lincoln Way
         City, State, and Zip Code
                                            Garden Grove, California  92641


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fif-teenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         In February 1997, a significant number of shares of common stock of the Company were issued upon the conversion of an aggregate of $629,000 in debentures. The financial information and Management's Discussion and Analysis of Financial Condition and Results of Operation, as related to the financial information and the conversion of debentures will not be completed in sufficient time to file the Quarterly Report on Form 10-QSB for the period ended March 31, 1997, by May 15, 1997.

Part IV - Other Information

         (1) Name and Telephone number of person to contact in regard to this notification:

                  Randolf W. Katz           (714)             252-7500
                      (Name)                  (Area Code)     (Telephone Number)

         (2)   Have  all  other  periodic  reports  required under
               Section 13 or 15(d) of the  Securities  Exchange
               Act of 1934 or Section 30   of the  Investment
               Company  Act of  1940  during  the  preceding     [X] Yes  [ ] No
               12  months  or  for  such  shorter   period
               that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         (3)   Is  it  anticipated  that  any  significant
               change in results of  operations from the
               corresponding  period for the last fiscal         [ ] Yes [X ] No
               year will be reflected by the earnings
               statements to be included in the subject report or portion thereof?

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             SOURCE SCIENTIFIC, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March  15, 1997                        By: /s/CATHERINE CURTIS
     ------------------                           -------------------
                                                  Catherine Curtis
                                                  Secretary

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.